Exhibit 1

FOR IMMEDIATE RELEASE	29 November 2011

WPP PLC (“WPP”)

WPP invests in mobile device based consumer insight company, Lumi Technologies Limited

WPP announces that it has made an investment in Lumi Technologies Limited (“Lumi”), taking a minority equity stake in the business.

Founded in 2008 by Rolfe Swinton, Mark Beilby, Marcus Wikars and Magnus Holtlund, Lumi provides mobile engagement services to a broad range of clients and will partner with Kantar, WPP’s consumer insight group, in order to further develop Lumi’s technology platforms. Through its proprietary RE4CTOR software, Lumi’s technology platforms allow the creation of real time event apps that can be used on any mobile device.

Lumi has offices in London, New York and Finland and employs 27 people.

Lumi’s key clients and partners include EMI, Endemol and Channel 4 in the UK, ABC in the US and Mediaset and YLE in Europe.

This investment continues WPP’s strategy of investing in early stage ventures in fast growing markets and sectors. It follows investments made earlier his year in global youth media brand, Vice Media; US-based motor sport marketing agency, Just Marketing International; consumer insight company, Affectiva and InGameAdvertising, the China-based ingame advertising network. In 2010, WPP invested in Buddy Media, the leading Facebook management system for brands and marketeers; in Moment Systems, the leading digital advertising measurement firm in China and in Ace Metrix, US-based provider of real time television advertising analytics and competitive intelligence.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204